Mail Stop 4561

September 4, 2008

VIA USMAIL and FAX (604) 539 - 7234

Mr. Solomon Nordine
Chief Financial Officer
Border Management, Inc.
968 – 240th Street
Langley, British Columbia, Canada V2Z 2Y3

    Re: **Border Management, Inc.**
           Form 10-KSB for the Year Ended December 31, 2007
           Form 10-QSB for the Period Ended March 31, 2008
           File Nos. 333-139129

Dear Mr. Solomon Nordine:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Cicely LaMothe
               Branch Chief